Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 9445 1006

Fax: + 618 9204 2383

Email: invest@missionnewenergy.com

4 May 2012

Mission NewEnergy Limited Update on Operational Re-Structure

Mission NewEnergy Limited (ASX:MBT) announces that it is continuing to re-structure its operations. On January 27, 2012 the company announced its intention to undertake a material re-structure of its operations.

In Malaysia final production runs have been completed and product will be delivered in May 2012. Thereafter the refineries will be put into care and maintenance.

In India we continue to substantially downsize the operations. Further consolidation to conserve shareholder funds is likely and the company is assessing divestment of all non-core assets.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact: James Garton Phone: + 1 (210) 841-5741 james@missionnewenergy.com